Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Special Committee Appoints Financial and Legal Advisors to Evaluate “Going Private” Proposal

Shenzhen, China, January 10, 2014 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NYSE: NED), a leading provider of education services in China, today announced that the special committee of the Company’s board of directors (the “Special Committee”) has retained Duff & Phelps Securities, LLC as its financial advisor and Latham & Watkins as its legal advisor to assist the Special Committee in its work.

As previously announced, the Company’s board of directors formed the Special Committee to review and evaluate the non-binding proposal received by the Company’s board of directors on December 24, 2013 from certain existing shareholders of the Company, including Mr. Dong Xu, Mr. Benguo Tang, Mr. Xiaotong Wang, Ms. Siyuan Du, Mr. Qicai Du and affiliates of the foregoing, and MSPEA Education Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and an affiliate of Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley (collectively, the “Consortium Members”) to acquire all of the outstanding shares of the Company not currently owned by the Consortium Members in a “going private” transaction at a proposed price of US$2.80 in cash per ordinary share and US$2.80 per American Depositary Share of the Company (“ADS,” each ADS representing one ordinary share of the Company), on the principal terms and conditions described in the proposal letter (the “Proposal”).

The Company cautions its shareholders and others considering trading in its securities that the Special Committee is continuing its evaluation of the Proposal, as well as the Company’s other strategic alternatives, and no decisions have been made by the Special Committee with respect to its response to the Proposal. There can be no assurance that any definitive offer will be made by the Consortium, that any agreement will be executed, or that the Proposal or any other transaction will be approved or consummated. The Special Committee has not set a definitive timetable for the completion of its evaluation of the Proposal or any other strategic alternatives and does not currently intend to announce developments unless and until an agreement has been reached.

About Noah Education Holdings Ltd.

Noah Education Holdings Ltd. (“Noah” or “the Company”) is a leading provider of education services in China. The Company operates in three different segments, with a focus on English language training, high-end kindergartens, primary and secondary schools, and supplemental education.

Noah owns and operates 48 high-end kindergartens located in the Guangdong Province, Hunan Province and Yangtze River Delta. It owns and operates five primary and secondary schools, which are all based in Guangdong Province. The Company also owns and operates 10 supplemental education centers in Hunan Province and Shanxi Province, which focuses on English language training for children aged 3-12.

Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Investor Contacts

Noah Education Holdings Ltd.

Tel: +86-755-8288-9100

Email: ir@noaheducation.com